 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Mouthaan, Floor (Last) (First) (Middle) Flughafenstrasse 20 (Street) Neu-Isenburg 63263 Germany (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Schlotzsky's, Inc. BUNZ 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/31/2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				-0- / / -0-	0 (1)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Option (2)	$3.7406					01/19/01 / 01/19/11	Common Stock / 10,000	$3.7406	10,000	D
Explanation of Responses:

(1) Previous filings for Mr. Mouthaan pursuant to Section 16(a) of the Securities Exchange Act of 1934 included holdings of 362,441 shares of the Company's common stock held by NethCorp Investments VI B.V., of which Greenfield Capital Partners B.V. ("Greenfield") is the managing general partner, and 50,000 shares of the Company's common stock held by CapCorp Investments N.V., an affiliate of Greenfield. In previous filings, Mr. Mouthaan reported these shares pursuant to his position as managing director of Greenfield. Mr. Mouthaan expressly disclaimed beneficial ownership of such shares. In early 2002, Mr. Mouthaan left Greenfield and began serving as executive director of Gold-Zack A.G. ("Gold-Zack"), which held an ownership interest in Greenfield. Gold- Zack sold all of its ownership interest in Greenfield in May 2002 which included all shares of the Company's common stock previously reported in Mr. Mouthaan's Section 16(a) filings. Accordingly, Mr. Mouthaan will no longer include the ownership of such shares in his filings.
(2) Options reported in this Form 5 represent options to purchase the underlying security.

By:	Date:
/s/ Floor Mouthaan	02/14/2003

** Signature of Reporting Person	SEC 2270 (09-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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